UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF November, 2011

COMMISSION FILE NUMBER: 001-35035

Velti plc
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant's name into English)
First Floor, 28-32 Pembroke Street Upper
Dublin 2, Republic of Ireland
Attn: Alex Moukas, Chief Executive Officer
353 (0) 1234 2676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 14, 2011, we completed our acquisition of Mobile Interactive Group Limited (MIG), the UK's largest mobile marketing company, by acquiring all of the outstanding shares of MIG such that MIG became a wholly-owned subsidiary of Velti following the acquisition. In connection with the acquisition  we will pay a minimum consideration of $25 million, including $20 million of cash paid at closing. Depending on MIG's performance, Velti may pay up to an additional $34 million over time by 2013. Immediately prior to the acquisition, MIG divested its ownership in 4th Screen Advertising Limited to existing shareholders.

This report contains a copy of Velti's press releases announcing third quarter 2011 results and the acquisition of Mobile Interactive Group.

EXHIBITS

Exhibit Number	Description

99.1	Velti Press Release "VELTI REPORTS THIRD QUARTER 2011 RESULTS"
99.2	Velti Press Release "VELTI ACQUIRES MOBILE INTERACTIVE GROUP, EXTENDING ITS LEAD AS WORLD'S LARGEST MOBILE MARKETING COMPANY"

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VELTI PLC
(Registrant)

By:	/s/ Wilson W. Cheung
Name:	Wilson W. Cheung
Title:	Chief Financial Officer

Date: November 18, 2011